                                  SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934


                                (AMENDMENT NO. 1)

                            Clean Energy Fuels Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   184499 10 1
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                                 (CUSIP Number)

                               Robert L. Stillwell
                                BP Capital, L.P.
                          8117 Preston Road, Suite 260
                                Dallas, TX 75225
                                  (214)265-4165
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 10, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP No.          184499 10 1
-------------------------------------------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BOONE PICKENS
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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               7    SOLE VOTING POWER

                    33,255,672
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           33,255,672
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,255,672
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56.1%
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14   TYPE OF REPORTING PERSON*

     IN
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                                *SEE INSTRUCTIONS

 CUSIP No.          184499 10 1
-------------------------------------------



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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MADELEINE PICKENS
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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               7    SOLE VOTING POWER

                    1,900,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,900,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,900,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

         This Amendment No. 1 to Schedule 13D (this "Schedule 13D") amends and restates in their entirety the statements on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2007 on behalf of Boone Pickens and Madeleine Pickens (each, a "Reporting Person" and collectively, the "Reporting Persons") and is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, par value $0.0001 per share, of Clean Energy Fuels Corp., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The address of the principal executive office of the Company is 3020 Old Ranch Parkway, Suite 200, Seal Beach, California 90740.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is filed by the Reporting Persons, Boone Pickens and Madeleine Pickens.

         (b) The business address of each Reporting Person is 8117 Preston Road, Suite 260, Dallas, Texas 75225.

         (c) The principal business of Boone Pickens is to serve as Chairman and Chief Executive Officer of BP Capital, L.P. The principal business address of BP Capital, L.P. is 8117 Preston Road, Suite 260, Dallas, Texas 75225. Boone Pickens is also a director of the Company.

             The principal business of Madeleine Pickens is managing her personal investments.

         (d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each Reporting Person is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On September 24, 2008, Boone Pickens Interests Ltd. purchased an aggregate of 319,488 shares of Common Stock of the Company directly from the Company. The total amount of funds used to purchase such shares of Common Stock was $4,999,987.20. Such funds were loaned to Boone Pickens Interests Ltd. by Boone Pickens from his available funds.

         On January 31, 2008, BP Capital Energy Equity Fund, L.P., BP Capital Energy Equity International Holdings I, L.P. and BP Capital Energy Equity Fund Master II, L.P. (collectively, the "BP Capital Funds") purchased an aggregate of 3,946 shares of Common Stock of the Company. The total amount of funds used to purchase such shares of Common Stock was $59,545.14. Such funds were provided by the available funds of the BP Capital Funds.

         On December 6, 2007, the BP Capital Funds purchased an aggregate of 395,000 shares of Common Stock of the Company. The total amount of funds used to purchase such shares of Common Stock was $5,470,750. Such funds were provided by the available funds of the BP Capital Funds.

         All other outstanding shares of Common Stock beneficially owned by the Reporting Persons, as well as the Warrant described below in Item 6, were acquired by the Reporting Persons prior to the initial public offering of the Company's Common Stock in May 2006.

ITEM 4.  PURPOSE OF TRANSACTION

         Boone Pickens may be deemed to control the Company, and he may seek to, and may, exercise control over or influence the control of the Company. Madeleine Pickens may be deemed to, and may, act in concert with Boone Pickens. The shares purchased for the accounts of Boone Pickens Interests Ltd. and the BP Capital Funds were purchased as an investment by Boone Pickens Interests Ltd. and the BP Capital Funds, respectively, and may be used, in combination with other shares beneficially owned by the Reporting Persons, to control or influence the control of the Company.

         The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors, including, without limitation, the price and availability of shares, the Company's results of operations, financial position and strategic direction, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his or her investment in the Company as he or she deems appropriate, including the purchase of additional shares of Common Stock and/or related securities or the disposition of all or a portion of the shares of Common Stock that he or she now beneficially owns or may hereafter acquire. The Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D but they may at any time reconsider their position and formulate any such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Boone Pickens beneficially owns an aggregate of 33,255,672 shares of Common Stock (which includes 1,319,488 shares of Common Stock beneficially owned by Boone Pickens Interests Ltd., as to which Boone Pickens expressly disclaims beneficial ownership, and 15,000,000 shares of Common Stock issuable upon the exercise of the Warrant held by Mr. Pickens (see
Item 6 below)) constituting approximately 56.1% of the shares of Common Stock outstanding. Boone Pickens expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Madeleine Pickens.

         As of the date hereof, Madeleine Pickens beneficially owns an aggregate of 1,900,000 shares of Common Stock, constituting approximately 4.3% of the shares of Common Stock outstanding. Madeleine Pickens expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Boone Pickens.

         The aggregate percentage of shares of Common Stock beneficially owned by the Reporting Persons is based on 44,310,720 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 11, 2008 as reported by the Company in its Quarterly Report filed on August 13, 2008 on Form 10-Q for the period ended June 30, 2008, plus, in the case of Boone Pickens, the number of shares issuable upon exercise of the Warrant.

         (b) Boone Pickens has sole voting and sole dispositive power over 31,936,184 shares of Common Stock beneficially owned by him. Of these shares, 16,539,720 shares are owned directly by him, 396,464 shares are owned directly by the BP Capital Funds and 15,000,000 shares are issuable to Boone Pickens upon exercise of the Warrant (see Item 6 below). Boone Pickens disclaims any voting or dispositive power over the 1,319,488 shares of Common Stock owned directly by Boone Pickens Interests Ltd., and he disclaims beneficial ownership of these shares. Boone Pickens Interests Ltd. is a limited partnership, the limited partner interest in which is owned collectively by certain trusts for the benefit of various family members and other individuals. Boone Pickens is the settlor of such trusts.

         Madeleine Pickens has sole voting and sole dispositive power over the 1,900,000 shares of Common Stock owned directly by her.

         (c) On December 6, 2007, the BP Capital Funds purchased 395,000 shares of Common Stock at a price of $13.85 per share. The transaction was effected in the open market.

         On December 31, 2007, the BP Capital Funds sold 2,482 shares of Common Stock at a price of $15.14. The transaction was effected in the open market.

         On January 31, 2008, the BP Capital Funds purchased 3,946 shares of Common Stock at a price of $15.09 per share. The transaction was effected in the open market.

         On September 10, 2008, Madeleine Pickens sold 378,215 shares of Common Stock at an average price of $17.7869 per share, with a price range of $18.24 to $17.25, and 121,785 shares of Common Stock at an average price of $16.7998 per share, with a price range of $17.23 to $16.37. The transactions were effected in the open market. Madeleine Pickens undertakes to provide upon request by the Securities and Exchange Commission staff, the Company, or a security holder of the Company, full information regarding the number of shares purchased or sold at each separate price.

         On September 11, 2008, Madeleine Pickens sold 474,400 shares of Common Stock at an average price of $18.4172 per share, with a price range of $18.80 to $17.81, and 25,600 shares of Common Stock at an average price of $17.7219 per share, with a price range of $17.80 to $17.61. The transactions were effected in the open market. Madeleine Pickens undertakes to provide upon request by the Securities and Exchange Commission staff, the Company, or a security holder of the Company, full information regarding the number of shares purchased or sold at each separate price.

         On September 15, 2008, Madeleine Pickens sold 100,000 shares of Common Stock at an average price of $17.1633 per share, with a price range of $16.76 to $17.61. The transactions were effected in the open market. Madeleine Pickens undertakes to provide upon request by the Securities and Exchange Commission staff, the Company, or a security holder of the Company, full information regarding the number of shares purchased or sold at each separate price.

         On September 24, 2008, Boone Pickens Interests Ltd. purchased 319,488 shares of Common Stock directly from the Company at a price of $15.65 per share in cash, pursuant to the Subscription Agreement attached as Exhibit 99.3.

         (d) Each of the BP Capital Funds has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale from, the shares owned by each of them individually. Boone Pickens Interests Ltd. has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale from, the shares owned by it.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 28, 2006, the Company issued to Boone Pickens a five-year warrant (the "Warrant"), exercisable immediately upon its issuance, to purchase up to 15,000,000 shares of Common Stock at an exercise price of $10.00 per share. The foregoing description of the Warrant is qualified in its entirety by reference to the full text of the Warrant to Purchase Common Stock, a copy of which is filed as Exhibit 10.26 to the Company's Registration Statement on Form S-1/A dated March 27, 2007 (File No. 333-137124).

         Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, which is filed as Exhibit 99.2.

         On September 24, 2008, the Company issued to Boone Pickens Interests Ltd. 319,488 shares of Common Stock at a price of $15.65 per share pursuant to a subscription agreement, which is filed as Exhibit 99.3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1 Warrant to Purchase Common Stock dated December 28, 2006 issued to Boone Pickens (incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1/A dated March 27, 2007 (File No. 333-137124)

99.2 Joint Filing Agreement dated December 13, 2007 (previously filed and not refiled with this Amendment)

99.3     Subscription Agreement dated September 24, 2008

99.4 $5,000,000 Term Note, dated September 24, 3008, issued to Boone Pickens by Boone Pickens Interests Ltd.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  September 25, 2008


                                          By:   /s/ Boone Pickens
                                             -----------------------------------
                                                Name:  Boone Pickens



                                          By:  /s/  Madeleine Pickens
                                             -----------------------------------
                                                Name:  Madeleine Pickens

                                  EXHIBIT INDEX


99.1 Warrant to Purchase Common Stock dated December 28, 2006 issued to Boone Pickens (incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1/A dated March 27, 2007 (File No. 333-137124)

99.2 Joint Filing Agreement dated December 13, 2007 (previously filed and not refiled with this Amendment)

99.3     Subscription Agreement dated September 24, 2008

99.4 $5,000,000 Term Note, dated September 24, 3008, issued to Boone Pickens by Boone Pickens Interests Ltd.